SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Full Year 2016 & Q4 2016 Earnings Presentation.

Full Year 2016 Earnings Webcast March 10, 2017

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. Disclaimer

Contents 2016 Highlights 2016 Financial Results 2016 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Revenues of Ps 210.1 billion (+34.6%) Total Capex was Ps 62.8 billion (+2.7%) Substantial progress in cost and productivity in shale developments Net loss of Ps 28.4 billion due to a Ps 34.9 billion impairment charge recorded in Q3 2016; Net Profit of 1.8 billion in Q4 2016 Total hydrocarbon production was up 0.1% 2016 Results – Highlights Adj. EBITDA(1) was Ps 58.2 billion (+22.4%) See description of Adj. EBITDA in footnote (2) on page 5

Contents 2016 Highlights 2016 Financial Results 2016 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Revenues (1) (in millions of USD) Operating Income before impairment charges (1) (in millions of USD) Adj. EBITDA (1) (2) (in millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 9.22 and Ps 14.73 per U.S $1.00 for 2015 and 2016, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drilling + Impairment of property, plant and equipment. Operating Income before impairment charges of Ps 2.5 billion (USD 195 million) and Ps 34.9 billion (USD 2,292 million) in Upstream segment for 2015 and 2016, respectively. -15.9% -64.9% -23.4% Review of FY 2016 Operations Results Expressed in US Dollars Results affected by a 59.8%(1) peso devaluation; cash costs were down in line with fuel prices but DD&A further affected Operating Income. (3) (3)

Revenues (1) (in millions of USD) Adj. EBITDA (1) (2) (in millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 10.12 and Ps 15.40 per U.S $1.00 for Q4 2015 and Q4 2016, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drilling + Impairment of property, plant and equipment. Operating Income before impairment charge loss of Ps 2.5 billion (USD 195 million) and impairment charge gain of Ps 1.2 billion (USD 79 million) in Upstream segment for Q4 2015 and Q4 2016, respectively. -12.4% -58.8% -21.0% Review of Q4 2016 Operations Results Expressed in US Dollars Quarterly results affected by a 52.2% peso devaluation; cash costs were down in line with fuel prices but DD&A further affected Operating Income. (3) (3) Operating Income before impairment charges (1) (in millions of USD)

Crude oil production (Kbbl/d) Natural gas production (Mm3/d) Review of FY 2016 Operations Production Total production (Kboe/d) -2.0% +0.9% +0.1% Total production was flat vis-a-vis 2015 with 0.9% growth in natural gas and 6.9% growth in NGL; crude oil production was down by 2.0%.

Review of FY 2016 Operations Reserves Total hydrocarbon reserves (Mboe) RRR: 46% Proved Reserves decreased by 9%, mainly due to lower crude oil prices.

Gross Shale O&G production (Kboe/d)* *Total operated production (Loma Campana + El Orejano + Bandurria + La Amarga Chica ) Review of FY 2016 Operations Shale Oil & Gas Update Loma Campana horizontal wells cost Loma Campana horizontal cumulative average production per well (Initial 300 days of production) +25% (1) 2014 and previous years’ horizontal wells (1) 541 Producing wells 19 New wells in Q4 2016 62.3 Kboe/d Q4 2016 Shale gross production

Review of FY 2016 Operations Shale Oil & Gas Highlights Significant well cost reduction Improved productivity Substantial infrastructure in place USD 300 million JV with Shell announced New focus on natural gas window 10 pilot projects to be launched in 2017

Review of FY 2016 Operations Shale Oil Benchmarking Proved Reserves decreased by 9%, mainly due to lower crude oil prices. Well productivity in line with best in the industry. Source: WoodMackenzie / YPF

Tight gas production represented 22% of total natural gas production in Q4 2016. Tight Gas Operated Gross Production - Mm3/d Review of FY 2016 Operations Tight Gas Developments Río Neuquén and Aguada de la Arena acquisitions will accelerate growth. Gradually migrating to horizontal wells in Rincón del Mangrullo.

-1.8% Crude processed (kbbl/d) Domestic sales of refined products (Km3) -3.3% Review of FY 2016 Operations Downstream Performance -1.3% -4.1% Sales volumes were down by 3.3% due to lower diesel and gasoline demand. New coke unit will enable a 10% increase in diesel production.

Review of FY 2016 Operations Refined Products Demand Monthly Gasoline Sales (Km3) Monthly Diesel Sales (Km3) + 0.8% -4.1% -1.3% Gasoline and diesel sales were down by 1.3% and 4.1%, respectively; slight reduction in market share. Some recovery towards year end. 56.8% Gasoline Market Share 2015 58.5% Diesel Market Share 2015 54.8% 2016 56.1% 2016 57.7% 2014 60.0% 2014

Review of FY 2016 Operations Gas & Energy Update Additional capacity from new projects MW +575 Loma Campana II project start-up in Q4 2017 (105MW) Manantiales Behr wind farm 1st stage start-up in Q4 2017 (50MW of 100MW) Tucuman project start-up in Q1 2018 (270MW) All these projects are fully funded; will consider partners to grow further Loma Campana I project start-up in Q3 2017 (100MW) (2017-2018)

YPF | Review of FY 2016 Operations **Performance Highlights**

Delivered results in line with guidance

	TARGET 2016	REALIZED	
Capex in USD	~4.5 / 5 BUSD	4.3BUSD	✓
Adj. EBITDA	~4BUSD	4BUSD	✓
Lifting cost reduction in USD	-20%	-19.7%	✓
Total production growth	Flat	+0.1%	✓
Shale well cost (1)	~10MUSD	8.2MUSD	✓
Finalize Coke Unit	2nd Half 2016	September 2016	✓

(1) Year end well cost in Loma Campana block

17

Contents 2016 Highlights 2016 Financial Results 2016 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Revenues (millions of Ps) Adj.EBITDA (millions of Ps) (1) FY 2016 Financial Results Operating Income before impairment charges (millions of Ps) (2) +34.6% +22.4% Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment. Operating Income before impairment charges of Ps 2.5 billion (USD 195 million) and Ps 34.9 billion (USD 2,292 million) in Upstream segment for 2015 and 2016, respectively. Operating income in 2015 was Ps 16.6 billion in 2016 and operating loss in 2015 was Ps 24.2 billion Revenues and Adj. EBITDA increased by 34.6% and 22.4% respectively. Operating Income before impairment charges decreased 44.1%. -44.1%

FY 2016 Financial Results Operating Income Revenue increase of 35% was in line with increase in cash costs; however dollar-denominated items such as Purchases, Royalties and DD&A resulted in a decrease in Operating Income. (1) (1) Includes impairments charge of Ps 2.5 billion and Ps 34.9 billion in Upstream segment for 2015 and 2016 respectively. Operating Income (in million of Ps)

FY 2016 Financial Results Upstream Other expenses include: Ps +486 million of Other expenses, Ps - 1,791 million of Purchases and Ps - 88 million of SG&A. Includes impairment charges of Ps 2.5 billion and Ps 34.9 billion in Upstream segment for 2015 and 2016, respectively. (2)  Upstream Operating Income before impairment charge was down 51.6% mainly due to the effect of DD&A and costs associated with the reduction of activity; lifting cost was down 19.7% in real terms. (1)  Operating Income (in million of Ps)

FY 2016 Financial Results Downstream Downstream Operating Income declined 55.5% as price increases were below the increase in cost of crude oil and biofuels; volumes sold were below expectations. (1) Includes product stock variations Operating Income (in million of Ps)

2016 Financial Results Capex +2.7% (in millions of Ps) Downstream Upstream Finalization and start-up of the new coke unit in our La Plata refinery and progress on the revamping of the unit Topping III in our Luján de Cuyo refinery 61,161 62,805 Capex was down 35.6% in USD terms and up 2.7% in pesos, mostly due to reduced activity in the Upstream segment. Activity breakdown: 69% in drilling and workovers, 19% in facilities and 12% in exploration and other upstream activities.

Contents 2016 Highlights 2016 Financial Results 2016 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Includes Ps 9.9 billion of BONAR 2020 sovereign bonds received as payment for 2015 Plan Gas receivables. Includes effect of changes in exchange rates and revaluation of investments in financial assets. Effective spending in fixed asset acquisitions during the year. Includes Ps 3.3 billion of financial investments in BONAR 2021 sovereign bonds. 2016 Financial Situation (2) (1) Consolidated statement of adjusted cash flows (in million of Ps) Adjusted Cash flow from operations (in million of Ps) Strong cash position by the end of 2016; Adjusted Operating Cash Flow was up due to reduction in working capital mainly related to collection of 2015 gas receivables. (1) (3) (1)(4) +42.7% 15,387 26,042 59,101 15,955 - 64,253 - 148 Cash and cash equivalents at the beginning of 2016 Adjusted Cash flow from operations Net financing Capex Other Cash and cash equivalents at the end of 2016

73% denominated in USD and 27% in Pesos Average interest rates of 7.79% in USD and 27.74% in Pesos Average life of almost 4.4 years Net Debt / Adj. LTM EBITDA(3)(4) = 2.04x Financial debt amortization schedule (1) (2) (in millions of USD) As of December 31, 2016, does not include consolidated companies. Converted to USD using the December 31, 2016 exchange rate of Ps 15.84 to U.S $1.00. Includes cash & equivalent, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 15.84 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters. 2016 Financial Situation Cash position strengthened by new debt issuances and strong cash flow generation in 2016. (3) USD denominated debt Peso denominated debt

Contents 2016 Highlights 2016 Financial Results 2016 Financial Situation Conclusions 1 3 4 5 Review of Operations 2

Financial discipline is a priority: smart capital allocation, costs control and a strong balance sheet Conclusions Outlook 2017 Main accomplishments were significant improvements in Vaca Muerta and the reduction in costs while adjusting activity to the new reality; we also acquired and restructured holdings and, more recently, announced a JV with Shell In 2017 we will slightly reduce Capex but at the same time increase focus on safety and exploration, including extending Vaca Muerta’s limits We expect a stronger local fuel market and a pricing dynamic to preserve or expand our margins We will continue our focus on natural gas 2016 was a transition year with management and BOD changes but strategy was reaffirmed; the Company performed in line with guidance

Questions and Answers 2016 Full Year Earnings Webcast

Full Year 2016 Earnings Webcast March 10, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 10, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer